Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-254885

September 2, 2021

PROSPECTUS SUPPLEMENT NO. 4

ARRIVAL

20,112,493 ORDINARY SHARES and

573,798,878 ORDINARY SHARES

This prospectus supplement amends the prospectus dated June 17, 2021, as supplemented on June 21, 2021, July 1, 2021 and July 23, 2021 (the “Prospectus”) of Arrival, a joint stock company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg (the “Company”), that relates to the (i) issuance of up to 20,112,493 ordinary shares with a nominal value of €0.10 of the Company (the “Ordinary Shares”) that may be issued upon exercise of warrants to purchase Ordinary Shares at an exercise price of $11.50 per Ordinary Share and (ii) resale of up to 573,798,878 Ordinary Shares by the Selling Securityholders (as defined in the Prospectus) identified in the Prospectus, as amended and supplemented from time to time.

This prospectus supplement is being filed to include the information set forth in our Report on Form 6-K, filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2021, which is set forth below. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement.

The Ordinary Shares are listed on the Nasdaq Stock Market (the “Nasdaq”) under the ticker symbol “ARVL.” The closing sale price on the Nasdaq for the Ordinary Shares on September 1, 2021 was $12.14 per share.

Investing in the Ordinary Shares involves risks. See “Risk Factors” beginning on page 11 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus.

Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 4 is September 2, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-40286

Arrival

(Translation of registrant’s name in English)

1, rue Peternelchen

L-2370 Howald,

Grand Duchy of Luxembourg

+352 621 266 815

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Financial Results

On August 12, 2021, Arrival (the “Company”) issued a press release announcing a financial update for the three month period ended June 30, 2021. The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Press Release issued by Arrival on August 12, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVAL

	By:	/s/ Denis Sverdlov
	Name:	Denis Sverdlov
	Title:	Chief Executive Officer
Dated: August 12, 2021

Exhibit 99.1

Arrival Reports Second Quarter 2021 Financial Results

Significant increase in non-binding Orders and LOIs to 59k¹ vehicles

Completed redemption of public warrants with gross proceeds of c.$141 million

Announced new Indian R&D engineering facility following significant customer demand

Rockhill Microfactory over 80% and Bicester over 75% of equipment ordered/delivered

Luxembourg, August 12, 2021 / Businesswire / - Arrival (NASDAQ: ARVL), pioneer of a unique new method of design and production of affordable electric vehicles (EVs) by local Microfactories, today reported financial results for the second quarter ended June 30, 2021.

“We are delighted to have announced our current non-binding Orders and LOIs total c.59k¹ vehicles with the most recent addition in India for our Bus platform,” said Denis Sverdlov, CEO and founder of Arrival. “This highlights the tremendous growth we are experiencing at Arrival and is a further validation of our vehicle portfolio, unique technologies and new method of producing EVs. In addition to this we have announced important partnerships with Microsoft, Hitachi, Ambarella and STMicroelectronics, which are all key to enhancing our vehicle offering and the complete ecosystem we are building at Arrival. Finally we have provided a detailed roadmap for each of our bus and van platforms with specific milestones highlighted between now and the start of production for each so that investors can closely track our progress in the coming quarters.”

Business Highlights:

•

Announced initial order¹ of 3,000 vans from Leaseplan with the company selected as the preferred operational leasing partner for Arrival electric vans in Europe. Leaseplan has a global fleet of 1.9 million vehicles and is one of the world’s leading providers of delivery vans-as-a-service

•	Announced landmark bus order for 5 buses from Anaheim, California, USA utilising a $2 million federal grant

•	Strong demand in multiple regions as evidenced by continued increase in LOIs for both bus and van since Q1 2021

•	UPS trials ongoing with positive feedback received from proving ground trials and depot driver evaluations

•	Public road trials to commence in Q1 2022 for both the van and bus with UPS and First Bus, respectively

•	Partnership with Uber progressing well with several other ride hailing companies expressing an interest in partnering with Arrival on this initiative

•	Bicester microfactory progressing ahead of plan with composite production lines installed; Microfactory capex forecasts continue to be on track as per original targets

•	Charlotte, North Carolina van microfactory site identified and the leased building is due to complete construction in October of this year with equipment to be ordered in 2022

•	Announced new Indian R&D engineering centre as first foray into Indian market on back of government interest and customer demand resulting in LOIs

•	Over 500 composite panels already manufactured using production equipment in Bicester and completed manufacture of more than 1,400 high voltage battery modules to date

•	Arrival’s Automated Driving System completed a live demonstration at a parcel depot without a human driver inside the Arrival Van

•

Announced the hire of John Wozniak as CFO who takes over from interim CFO Tim Holbrow. Tim has been an invaluable leader in Arrival’s team and will continue in a senior leadership role as SVP Strategic Finance

Recent Partnerships:

•	Announced partnership with Microsoft to create an open data platform to maximise insights from vehicle data collection

•	Partnered with Hitachi Europe to deliver new bus and infrastructure solutions to the European Bus industry

•	Announced a collaboration with STMicroelectronics where their products dedicated to processing, power and battery management are expected to be featured across Arrival’s entire vehicle portfolio

•	Partnered with Ambarella to deliver advanced driver assistance systems (ADAS)

¹

Source: Company estimates as of August 2021 - LOIs include UPS option for additional 10k vehicles and Leaseplan partnership which is subject to completion of final documentation expected in Q3 2021. All references to orders and LOIs are non-binding and subject to cancellation or modification at any time

Second Quarter 2021 Financial Results:

•	EBITDA loss of €29 million, compared to a loss of €12 million in the second quarter of 2020

•	Adjusted EBITDA loss of €35 million, compared to a loss of €12 million in the second quarter of 2020

•	Administrative expenses of €35 million and not capitalised R&D expenses of €6 million (Q2 2020: Administrative expenses of €10 million and not capitalised R&D expenses of €4 million)

•	Capital expenditure of €65 million in the second quarter of 2021 (Q2 2020: €20 million)

•	Cash and cash equivalents of €445 million as of June 30, 2021; includes €58 million from the public warrant redemption process with an additional c.€60 million to come

Webcast Information

Arrival will host a Zoom webinar at 8:00 a.m. Eastern Time today, August 12, 2021, to discuss its second quarter 2021 results. The live webcast will be accessible on the Company’s website at investors.arrival.com. A webcast replay will be available approximately two hours after the conclusion of the live event.

Non-IFRS Financial Measures

This press release includes Adjusted EBITDA which Arrival utilizes to assess the financial performance of its business that is not a measure recognized under International Financial Reporting Standards (“IFRS”). This non-IFRS measure should not be considered an alternative to performance measures determined in accordance with IFRS and may not be comparable to similar measures presented by other issuers. For a reconciliation of Adjusted EBITDA to Operating loss, see the reconciliation table included later in this press release.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the products offered by Arrival and the markets in which it operates and Arrival’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the impact of COVID-19 on Arrival’s business; (ii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Arrival operates, (iii) the risk that Arrival and its current and future collaborators are unable to successfully develop and commercialize Arrival’s products or services, or experience significant delays in doing so, (iv) the risk that Arrival may never achieve or sustain profitability; (v) the risk that Arrival experiences difficulties in managing its growth and expanding operations, (vi) the risk that third-parties suppliers and manufacturers are not able to fully and timely meet their obligations; (vii) the risk that the utilization of Microfactories will not provide the expected benefits due to, among other things, the inability to locate appropriate buildings to use as Microfactories, Microfactories needing a larger than anticipated factory footprint, and the inability of Arrival to deploy Microfactories in the anticipated time frame; (viii) the risk that the orders that have been placed for vehicles, including the order from UPS, are cancelled or modified; (ix) the risk of product liability or regulatory lawsuits or proceedings relating to Arrival’s products and services; and (x) the risk that Arrival will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (xi) the risk that Arrival is unable to secure or protect its intellectual property. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Arrival’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2021 and other documents filed by Arrival with the SEC from time to time. Readers are cautioned not to put undue reliance on forward-looking statements, and Arrival assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Arrival does not give any assurance that Arrival will achieve its expectations.

About Arrival

Arrival was founded in 2015 with a mission to make air clean by replacing all vehicles with affordable electric solutions - produced by local Microfactories.Six years and over 2,000 people later, we are leading the transition to EVs globally by creating products that are zero-emission, more desirable, more sustainable and more equitable than ever before. Our in-house technologies enable our radical new method of design and production using rapidly-scalable, local Microfactories around the world. This method facilitates cities and governments in achieving their sustainability goals whilst also supercharging their communities. We are a technology company, a product company, a supply chain company, an automotive company, a mobility company, a fintech company and a service company - all rolled into one with a shared goal of true sustainability. This vertically integrated business model is how we can have the radical impact our world needs today.

Arrival (NASDAQ: ARVL) is a joint stock company governed by Luxembourg.

Media Contacts

For Arrival

Media

pr@arrival.com

Investors

ir@arrival.com

Unaudited consolidated statement of profit or loss and other comprehensive (loss)/income

In thousands of euro	Six months ended		Three months ended
	June 30, 2021	June 30, 2020*	June 30, 2021	June 30, 2020*
Administrative expenses	(73,801)	(23,405)	(34,534)	(9,981)
Research and development expenses	(13,146)	(6,909)	(6,063)	(4,110)
Impairment expense	(1,918)	(650)	(1,402)	(650)
Other operating income	1,610	759	487	445
Listing expense**	(1,018,024)	—	—	—
Other expenses	(185)	(208)	(121)	23

Operating (loss)	(1,105,464)	(30,413)	(41,633)	(14,273)
Finance income	96,270	1,795	13,763	1,066
Finance cost	(8,616)	(2,343)	(4,486)	(1,215)

Net Finance income/(cost)	87,654	(548)	9,277	(149)

(Loss) before tax	(1,017,810)	(30,961)	(32,356)	(14,422)
Tax income/(expense)	(6,295)	3,834	(6,315)	2,996

(Loss) for the period	(1,024,105)	(27,127)	(38,671)	(11,426)

Attributable to:
Owners of the Company	(1,024,105)	(27,127)	(38,671)	(11,426)

Unaudited consolidated statement of other comprehensive (loss)/income

In thousands of euro	Six months ended		Three months ended
	June 30, 2021	June 30, 2020*	June 30, 2021	June 30, 2020*
(Loss) for the period	(1,024,105)	(27,127)	(38,671)	(11,426)

Items that may be reclassified subsequently to profit or (loss)
Exchange differences on translating foreign operations	14,417	(10,827)	(2,315)	(4,879)

Total comprehensive profit/(loss)	14,417	(10,827)	(2,315)	(4,879)

Total comprehensive (loss) for the period	(1,009,688)	(37,954)	(40,986)	(16,305)

Attributable to:
Owners of the Company	(1,009,688)	(37,954)	(40,986)	(16,305)

*	Comparative figures are of Arrival Luxembourg S.à r.l. in accordance with IFRS 2 for reverse merger.
**

As a result of the conclusion of the merger with CIIG, Arrival issued shares and warrants to CIIG shareholders, comprised of the fair value of the Company’s shares that were issued to CIIG shareholders of €1,347 million as well as the fair value of the Company’s warrants of €189 million. In exchange, the Company received the identifiable net assets held by CIIG, which had a fair value upon closing of €534 million. The excess of the fair value of the equity instruments issued over the fair value of the identified net assets received, represents a non-cash expense in accordance with IFRS 2. This one-time expense as a result of the transaction, in the amount of €1,002 million, is recognised as a share listing expense presented as part of the operating results within the Consolidated Statement of Profit or Loss. Listing expense also includes €16 million of other related transaction expenses.

Unaudited consolidated statement of financial position

In thousands of euro	June 30, 2021	December 31, 2020*
ASSETS
Non-Current Assets
Property, plant and equipment	157,005	112,719
Intangible assets and goodwill	256,261	171,726
Deferred tax asset	1,279	1,134
Trade and other receivables	29,716	10,786

Total Non-Current Assets	444,261	296,365

Current Assets
Inventory	13,439	11,820
Loans to executives	—	4,244
Trade and other receivables	56,818	51,424
Prepayments	32,597	18,956
Cash and cash equivalents	445,044	67,080

Total Current Assets	547,898	153,524

TOTAL ASSETS	992,159	449,889

EQUITY AND LIABILITIES
Capital and reserves
Share capital	61,417	239,103
Share premium	4,836,426	288,539
Other reserves	(2,839,603)	51,425
Accumulated deficit	(1,282,861)	(258,756)

Total Equity	775,379	320,311

Non-Current Liabilities
Loans and borrowings	118,844	87,907
Warrants	16,905	—
Deferred tax liability	7,275	2,750

Total Non-Current Liabilities	143,024	90,657

Current Liabilities
Current tax liabilities	378	501
Warrants	25,243	—
Loans and borrowings	5,361	4,255
Trade and other payables	42,774	34,165

Total Current Liabilities	73,756	38,921

TOTAL EQUITY AND LIABILITIES	992,159	449,889

*	Comparative figures are of Arrival Luxembourg S.à r.l

Unaudited consolidated statement of cash flows

In thousands of euro	June 30, 2021	June 30, 2020*
Cash flows used in operating activities
Loss for the period	(1,024,105)	(27,127)
Adjustments for:
- Depreciation/Amortization	9,099	3,904
- Impairment losses	2,000	665
- Net unrealised foreign exchange differences	4,275	(588)
- Net finance interest	(2,376)	2,157
- Fair value of employee share scheme	1,300	—
- Change in fair value of warrants	(88,640)	—
- Listing cost	1,002,609	—
- Reversal of difference between fair value and nominal value of loans that have been repaid	(1,454)	—
- Loss on disposal of fixed assets	190	—
- Profit from the cancellation of leases	(1,058)	(87)
- Tax income/(expense)	4,307	(3,833)

Cash flows used in operations before working capital changes	(93,853)	(24,909)
(Increase)/decrease in trade and other receivables	(30,000)	6,827
Increase/ (Decrease) in trade and other payables	20,602	(16,483)
(Increase) of inventory	(1,635)	(3,587)

Cash flows used in operations	(104,886)	(38,152)
Income tax and other taxes received	6,588	4,843
Interest received	48	(21)

Net cash used in operating activities	(98,250)	(33,330)

Cash flows from investing activities
Acquisition of intangible assets	(75,656)	(31,442)
Acquisition of property, plant and equipment	(18,398)	(6,496)
Grants received	146	783
Prepayments for tangible and intangible assets	(12,638)	(2,123)
Cash received on acquisition of entities, net of consideration paid	—	34
Proceeds from the sale of fixed assets	—	6

Net cash used in investing activities	(106,546)	(39,238)

Cash flows from financing activities
Cash received from merger with CIIG	534,413	—
Issuance of share to warrant holders	57,477	—
Cash received for warrants redemption for which no shares have been issued	474	—
Issuance of Preferred A shares	—	10,000
Repayment of interest	(57)	(39)
Repayment of lease liabilities	(5,757)	(3,453)

Net cash from financing activities	586,550	6,508

Net increase/(decrease) in cash and cash equivalents	381,754	(66,060)
Cash and cash equivalents at January 1	67,080	96,644
Effects of movements in exchange rates on cash held	(3,790)	(706)

Cash and cash equivalents at June 30	445,044	29,878

*	Comparative figures are of Arrival Luxembourg S.à r.l.

Reconciliation of Net Loss to Non-IFRS measures

In thousands of euro	Six months ended		Three months ended
	June 30, 2021	June 30, 2020*	June 30, 2021	June 30, 2020*
(Loss) for the period	(1,024,105)	(27,127)	(38,671)	(11,426)
Interest (income)/expense, net	(2,374)	2,158	(1,081)	1,097
Tax (income)/expense	6,295	(3,834)	6,315	(2,996)
Depreciation and amortisation	9,099	3,904	4,915	1,501

EBITDA	(1,011,085)	(24,899)	(28,522)	(11,824)

Impairment	1,918	650	1,402	650
Share option expense	1,300	—	101	—
Listing expense	1,018,024	—	—	—
Fair value of warrants	(88,640)	—	(10,719)	—
Reversal of difference between fair value and nominal value of loans that got repaid	(1,454)	—	—	—
Foreign exchange	4,650	(1,762)	2,431	(1,054)
Transaction bonuses***	13,392	—	—	—

Adjusted EBITDA	(61,895)	(26,011)	(35,307)	(12,228)

***	Following the successful merger with CIIG certain executive officers of the Group received a one time bonus. This is included in administrative expenses in the Income Statement

Notes:

During the period, the shareholders of Arrival Luxembourg S.à r.l. contributed their shares in the company for shares of Arrival. As a result of this transaction, Arrival has become the parent company of the Arrival group of companies.

For the purpose of the above financial statements, comparative financial statements for year ended December 31 2020 and quarter ended June 30, 2020 consist of consolidated financial statements of Arrival Luxembourg S.à r.l. pre-merger